153 East 53rd Street
New York, New York 10022
Andrew E. Nagel
To Call Writer Directly:	212-446-4800	Facsimile:
212 446-4973		212-446-4900
anagel@kirkland.com	www.kirkland.com
April 4, 2007
VIA EDGAR AND OVERNIGHT DELIVERY
Mr. Michael Pressman
Special Counsel, Office of Mergers and
   Acquisitions
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Belden CDT Inc. Schedule TO-I filed March 5, 2007 File No. 005-42911
Dear Mr. Pressman:
     On behalf of our client, Belden CDT Inc., a Delaware corporation (the “Company”), we are responding to the comments of the Staff of the Securities and Exchange Commission (the “Commission”) set forth in your letter dated March 15, 2007, with respect to the Company’s above-captioned Schedule TO-I filed with the Commission on March 5, 2007 (the “Schedule TO”). Earlier today, the Company filed via EDGAR Amendment No. 2 to Schedule TO (“Amendment No. 2”), which contains the various revisions described below and certain other information. Two copies of Amendment No. 2 are attached hereto to facilitate your review.
     For reference purposes, the Staff’s comments have been reproduced below, followed by the Company’s responses to each comment. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Schedule TO. We appreciate the time and effort that the Staff has dedicated to reviewing our disclosures.
1.	Staff’s Comment: We note that you are incorporating by reference part of the financial information required by Item 1010(a) of Regulation M-A. Please note that when you incorporate such information by reference, you must also provide in your disclosure materials all of the summary information required by Item 1010(c) of Regulation M-A. Please refer to Instruction 6 to Item 10 of Schedule TO and Phone Interp. H.7 of the July 2001 Supplement to the Manual of Publicly Available Telephone Interpretations. Please revise accordingly.

London	Los Angeles	New York	San Francisco	Washington, D.C.

Belden CDT Inc.
April 4, 2007

Response: Please be advised that the Company has prepared an Offering Circular Supplement containing the summarized financial information specified by Item 1010(c) of Regulation M-A and instructions on how more complete financial information can be obtained, has filed such information as Exhibit (a)(1)(iii) to Amendment No. 2 and has disseminated such information to security holders. Item
10(a) of Schedule TO has been updated accordingly. See numbered paragraph 31 of Amendment No. 2.

In addition to the summarized financial information, the Offering Circular Supplement disseminated to security holders also contains amendments to the Exchange Offer as set forth in Amendment No. 2, including an extension of the expiration date, an increase in the cash exchange fee, modifications to certain terms of the net share settlement feature of the New Debentures and revised conversion rate adjustments payable in specified circumstances upon conversions of the New Debentures in connection with certain changes in control.
Where You Can Find More Information, page ii
2.	Staff’s Comment: It appears that you are attempting to forward incorporate information by reference. We note that Schedule TO does not expressly authorize forward incorporation by reference; in fact, the tender offer rules, including Rule 13e-4(c)(3), mandate that new material information be provided in an amended Schedule TO. Please revise as appropriate.

Response: The Company believes that directing security holders to its publicly available filings serves a valuable disclosure interest. However, the Company recognizes that forward incorporation by reference is not permitted and has added language on page iii of the Offering Circular advising security holders that the Schedule TO will be amended, and the new information disseminated, in the event of a material change. See numbered paragraph 9 of Amendment No. 2.
Conditions to the Exchange Offer, page 22
3.	Staff’s Comment: We note your reference to “conditions precedent” to the exchange offer. The meaning of this statement is unclear. Revise to clarify that each condition must be satisfied or waived prior to expiration of the offer.

Response: Please be advised that the Company has revised the disclosure on page 22 of the Offering Circular to clarify that each condition to the exchange offer must be satisfied or waived prior to the expiration date. See numbered paragraph 18 of Amendment No. 2.

Belden CDT Inc.
April 4, 2007

4.	Staff’s Comment: Refer to your statement reserving the right to conditions that can be waived “in whole or in part.” Please revise to clarify that in the event you waive a condition, you will waive it for all holders.

Response: Please be advised that the Company has revised the disclosure on page 23 of the Offering Circular in response to the Staff’s comment. See numbered paragraph 19 of Amendment No. 2.

5.	Staff’s Comment: We note your statement that your determinations regarding the conditions “shall be conclusive and binding.” This statement creates the impression that holders have no legal recourse regarding the conditions to the offer. Explain why you believe this statement is appropriate without providing an objective standard by which you will make a determination or revise your disclosure to clarify your meaning. Make a corresponding revision with respect to conditions in your “Miscellaneous” section.

Response: Please be advised that the Company has revised the disclosure on pages 23 and 26 of the Offering Circular to provide an objective standard, reasonableness, for determining whether a condition to the exchange offer has been satisfied. See numbered paragraphs 19 and 21 of Amendment No. 2.
Closing Comments
Staff’s Comment: In connection with responding to our comments, please provide, in writing, a statement from Belden CDT Inc. acknowledging that:
•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Response: The Company has provided the Staff with the requested statement as Exhibit A to this letter.

Belden CDT Inc.
April 4, 2007

     We hope that the foregoing has been responsive to the Staff’s comments. If you have any questions in connection with our responses to your comments, please contact me at (212) 446-4973.

Sincerely, /s/ Andrew E. Nagel Andrew E. Nagel

cc:	Stephen H. Johnson, Treasurer, Belden CDT Inc. Kevin L. Bloomfield, Vice President, Secretary and General Counsel, Belden CDT Inc. Christian O. Nagler, Kirkland & Ellis LLP
Enclosure

Exhibit A
Belden CDT Inc.
7701 Forsyth Boulevard
Suite 800
St. Louis, Missouri 63105
April 4, 2007
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Belden CDT Inc. Schedule TO-I filed March 5, 2007 File No. 005-42911
Ladies and Gentlemen:
     In response to Staff comments, Belden CDT Inc., a Delaware corporation (the “Company”) has filed herewith Amendment No. 2 to the Company’s above-captioned Schedule TO-I filed with the Securities and Exchange Commission (the “Commission”) on March 5, 2007. In this regard, the Company hereby acknowledges that:
1.	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

2.	Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing; and

3.	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     Please let us or our counsel know if you have any questions or further comments.

Sincerely, /s/ Stephen H. Johnson Stephen H. Johnson Treasurer